UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2018 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2019 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 4, 2019. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2018 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2018 filed in Japan on June 28, 2018. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report. On April 1, 2018, our major subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd., was renamed MUFG Bank, Ltd.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a heightened market expectation for tapering, cessation or revision of the “quantitative and qualitative monetary easing with yield curve control” program in response to further progress in the anti-deflation measures in Japan and a decline in confidence in Japan’s fiscal health and sovereign creditworthiness, or in the event that interest rates on U.S. Treasury securities rise due to such factors as acceleration in the pace of interest rate increases in the United States. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk.” General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

In addition, if the “quantitative and qualitative monetary easing with yield curve control” program is maintained in Japan for an extended period, or if the negative interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline.

Furthermore, we may voluntarily modify, or may be required by changes in accounting rules or otherwise to modify, the valuation method and other accounting treatment we apply to the financial instruments we hold in connection with our markets operations. In such case, our results of operations may be adversely affected.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, Bank of Tokyo-Mitsubishi UFJ agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with the New York State Department of Financial Services, or NYDFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ agreed to make a civil monetary payment to NYDFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in Bank of Tokyo-Mitsubishi UFJ’s current operations. In addition, in November 2014, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with NYDFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to NYDFS in connection with Bank of Tokyo-Mitsubishi UFJ’s 2007 and 2008 voluntary investigation of Bank of Tokyo-Mitsubishi UFJ’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. Bank of Tokyo-Mitsubishi UFJ had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ made a payment of the stipulated amount to NYDFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by NYDFS, the period during which an independent consultant is responsible for assessing Bank of Tokyo-Mitsubishi UFJ’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. On November 9, 2017, Bank of Tokyo-Mitsubishi UFJ entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which Bank of Tokyo-Mitsubishi UFJ agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that Bank of Tokyo-Mitsubishi UFJ had reached with NYDFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise MUFG Bank’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of the U.S. Branches and Agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking Corporation, including MUFG Bank’s New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including NYDFS, to federally licensed branches and agencies under the supervision of the OCC. MUFG Bank is undertaking necessary actions relating to these matters. In addition, MUFG Bank is currently engaged in litigation with NYDFS with regard to the conversion of its New York Branch license as well as purported violations of law alleged to have occurred prior to the federal license conversion. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

In July 2018, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, our consolidated subsidiary, received an order from the Japanese Ministry of Finance suspending the special entitlements of MUMSS as a Japanese Government Bond Market Special Participant, and also received an order from the Japanese Financial Services Agency imposing an administrative monetary penalty, each based on a finding of market manipulation relating to 10-year Japanese government bond futures.

Additional Japanese GAAP Financial Information for the nine months ended December 31, 2018

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

Global Open Network, Inc. and other two companies were newly included in the scope of consolidation due to new establishment.

II.	Significant changes in the scope of application of the equity method

MUFG began to apply the equity method of accounting to PT Bank Danamon Indonesia, Tbk. (“Danamon”) in the six months ended September 30, 2018 as a result of a share acquisition by MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG.

(Additional information)

(Equity method applied to Bank Danamon due to additional share acquisition)

On August 3, 2018, the Bank increased its equity interest in Danamon to 40.0% by acquiring an additional 20.1% of the outstanding shares of Danamon from Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other entities (together with AFI, the “Sellers”). As a result, Danamon became an equity method affiliate of both MUFG and the Bank.

1.	Objectives of the transaction

The Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow the Bank to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

2.	Outline of the proposed transaction

The Bank entered into conditional share purchase agreements with the Sellers on December 26, 2017, to acquire an aggregate equity interest of 73.8% in Danamon, subject to applicable regulatory approvals.

This strategic investment by the Bank will be executed through three steps. Upon the completion of the three steps, Danamon will be a consolidated subsidiary of MUFG and the Bank.

Step 1:

On December 29, 2017, the Bank acquired an initial 19.9% equity interest (1,907,344,030 shares) in Danamon from the Sellers, based on a price of IDR 8,323 (approximately ¥70) per share at an aggregate investment amount of IDR 15,875 billion (approximately ¥133.4 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017, with certain adjustments applied.

Step 2:

On August 3, 2018, as stated above, the Bank acquired an additional 20.1% equity interest (1,926,513,316 shares) in Danamon from the Sellers, based on a price of IDR 8,921 (approximately ¥69) per share at an aggregate investment amount of IDR 17,187 billion (approximately ¥132.3 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018, with certain adjustments applied. As a result, Danamon became an equity method affiliate of both MUFG and the Bank.

Step 3:

The Bank intends to seek the necessary approvals to increase its equity interest in Danamon above 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from the Bank. With the closing of Step 3, the Bank’s final equity interest in Danamon is expected to be 73.8% or larger. The price for Danamon’s shares in Step 3 will be calculated in a manner similar to Step 1 and Step 2.

3.	Overview of Danamon

Corporate name	PT Bank Danamon Indonesia, Tbk.
Business description	Commercial banking
Application date of the equity method	August 3, 2018
Legal form of equity method affiliate acquisition	Shares acquisition
Acquired voting rights ratio	40%

4.	Period for which the results of operations of the equity method investee are included in the consolidated financial statements

The fiscal year end of Danamon, the equity method investee, is December 31, which differs by three months from MUFG’s fiscal year-end. With the application date of the equity method to the equity method investee deemed to be June 30, 2018, the equity method investee’s results of operations for the period from July 1, 2018 to September 30, 2018 have been included in the consolidated statements of income for the nine-month period ended December 31, 2018.

5.	Outline of the accounting treatment applied

(1)	Acquisition cost relating to the equity method investee

Consideration for the acquired shares	Cash and due from banks	¥271,290 million
Direct expenses relating to the acquisition	Advisory fees, etc.	¥ 1,890 million

Acquisition cost		¥273,181 million

(2)	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(a)	Amount of goodwill recorded: ¥96,837 million

(b)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(c)	Amortization method and amortization period

Straight-line method over 20 years.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2018	December 31, 2018
Loans to bankrupt borrowers	¥50,351	¥36,775
Non-accrual delinquent loans	614,955	574,745
Accruing loans contractually past due 3 months or more	29,193	18,057
Restructured loans	577,277	344,759

Total	¥1,271,777	¥974,337

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2018	December 31, 2018
Principal-guaranteed money trusts	¥7,105,161	¥6,952,826

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2018	December 31, 2018
Guarantee obligations for private placement bonds	¥489,114	¥433,114

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2017	2018
Equity in earnings of the equity method investees	¥202,242	¥241,879
Gains on sales of equity securities	149,471	113,861

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2017	2018
Write-offs of loans	¥106,150	¥111,216

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2017 and 2018.

Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2017	2018
Depreciation	¥240,189	¥239,140
Amortization of goodwill	13,033	13,392

5.	Shareholders’ Equity

For the nine months ended December 31, 2017

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	9	March 31, 2017	June 30, 2017	Retained earnings
Meeting of Board of Directors on November 14, 2017	Common stock	119,890	9	September 30, 2017	December 5, 2017	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

For the nine months ended December 31, 2018

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018	Retained earnings
Meeting of Board of Directors on November 13, 2018	Common stock	144,314	11	September 30, 2018	December 5, 2018	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG reorganized its previous business groups (Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group and Global Markets Business Group) to realize the MUFG group’s collective strengths more effectively through integrated group-wide business operations under the medium-term business plan that was commenced in the nine months ended December 31, 2018, and changed its reporting segments to the current segmentation based on the reorganized business groups.

The business segment information for the nine months ended December 31, 2017 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2017

	(in millions of yen)
	For the nine months ended December 31, 2017
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,161,828	¥384,626	¥296,989	¥487,240	¥140,140	¥2,470,825	¥490,067	¥17,222	¥2,978,114
Operating expenses	915,861	224,965	185,383	342,488	87,991	1,756,690	171,557	118,317	2,046,565

Operating profit (loss)	¥245,967	¥159,660	¥111,605	¥144,751	¥52,149	¥714,134	¥318,510	¥(101,095)	¥931,549

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2018

	(in millions of yen)
	For the nine months ended December 31, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,129,293	¥393,001	¥303,728	¥538,704	¥154,164	¥2,518,892	¥371,779	¥6,597	¥2,897,269
Operating expenses	912,800	216,198	183,007	370,101	92,454	1,774,562	169,524	116,701	2,060,787

Operating profit (loss)	¥216,493	¥176,802	¥120,720	¥168,602	¥61,709	¥744,329	¥202,255	¥(110,103)	¥836,481

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(3)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

	(in millions of yen)
	For the nine months ended December 31,
	2017	2018
Total operating profit of reporting segments	¥931,549	¥836,481
Operating profit of consolidated subsidiaries excluded from reporting segments	18,318	14,246
Credit related expenses	(129,320)	(99,636)
Gains on reversal of allowance for credit losses	35,561	69,155
Gains on reversal of reserve for contingent losses included in credit costs	—	48,521
Gains on loans written-off	59,589	49,261
Net gains on equity securities and other securities	134,952	84,615
Equity in earnings of equity method investees	202,242	241,879
Others	(46,860)	(59,647)

Ordinary profit in the consolidated statement of income	¥1,206,031	¥1,184,876

7.	Financial Instruments

There are no material changes to be disclosed as of December 31, 2018 compared to March 31, 2018.

8.	Securities

There are no material changes to be disclosed as of December 31, 2018 compared to March 31, 2018.

9.	Money Held in Trust

There are no material changes to be disclosed as of December 31, 2018 compared to March 31, 2018.

10.	Derivatives

The following shows those derivatives as of December 31, 2018 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2018.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥17,919,469	¥742	¥742
	Interest rate options	6,292,605	322	192
Over-the-counter	Forward rate agreements	65,666,401	(0)	(0)
(“OTC”) transactions	Interest rate swaps	1,056,217,041	308,860	308,860
	Interest rate swaptions	41,396,052	(114,657)	77,959
	Other	6,695,033	9,146	(5,820)

	Total	—	¥204,413	¥381,934

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry” (February 13, 2002) (“JICPA Industry Audit Committee Report No. 24”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		December 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥13,033,910	¥(5,811)	¥(5,811)
	Interest rate options	27,520,658	2,968	692
OTC transactions	Forward rate agreements	82,485,635	(305)	(305)
	Interest rate swaps	1,086,310,784	226,635	226,635
	Interest rate swaptions	48,913,575	(114,526)	76,281
	Other	6,864,268	8,345	(3,280)

	Total	—	¥117,305	¥294,211

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 and other relevant standards are excluded from the above table.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥546,150	¥(284)	¥(284)
OTC transactions	Currency swaps	57,858,623	266,144	266,144
	Forward contracts on foreign exchange	124,633,561	48,154	48,154
	Currency options	14,919,777	65,526	82,487

	Total	—	¥379,541	¥396,501

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002) (“JICPA Industry Audit Committee Report No. 25”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		December 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥586,762	¥4,851	¥4,851
OTC transactions	Currency swaps	61,697,709	131,337	131,337
	Forward contracts on foreign exchange	128,736,198	49,970	49,970
	Currency options	18,101,851	22,202	32,748

	Total	—	¥208,362	¥218,907

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 and other relevant standards are excluded from the above table.

III.	Bond-related derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥1,479,884	¥(476)	¥(476)
	Bond futures options	1,143,864	213	(29)
OTC transactions	Bond OTC options	186,359	(26)	(18)
	Bond forward contracts	1,311,002	275	275
	Bond OTC swaps	271,552	(6,286)	(6,286)
	Total return swaps	286,332	1,956	1,956

	Total	—	¥(4,343)	¥(4,579)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥1,761,456	¥1,893	¥1,893
	Bond futures options	1,822,190	(390)	(171)
OTC transactions	Bond OTC options	950,959	103	87
	Bond forward contracts	1,376,439	1,567	1,567
	Bond OTC swaps	417,979	9,512	9,512
	Total return swaps	341,074	3,496	3,496

	Total	—	¥16,183	¥16,386

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Per Share Information

The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2017	2018
Basic earnings per common share	¥64.86	¥66.67
Diluted earnings per common share	64.63	66.43

	(in millions of yen)
	For the nine months ended December 31,
	2017	2018
Profits attributable to owners of parent	¥863,427	¥872,232
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	863,427	872,232

	(in thousands)
	For the nine months ended December 31,
	2017	2018
Average number of common shares during the periods	13,311,369	13,081,212

	(in millions of yen)
	For the nine months ended December 31,
	2017	2018
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(3,021)	¥(3,194)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(3,021)	(3,194)

	(in thousands)
	For the nine months ended December 31,
	2017	2018
Increase in common shares	640	484

	For the nine months ended December 31,
	2017	2018
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	—
	Stock options and others — 0 million units as of September 30, 2017

12.	Subsequent Events

I.	Cancellation of Own Shares

Based on a resolution of the Board of Directors on November 13, 2018, MUFG cancelled own shares on January 22, 2019 in accordance with the provisions of Article 178 of the Company Act.

(1)	Reason of the cancellation: To enhance shareholder returns, improve capital efficiency and conduct capital management flexibly

(2)	Type of shares canceled: Common shares of MUFG

(3)	Number of shares canceled: 159,836,800 shares (equivalent to 1.15% of the total number of shares issued before the cancellation)

(4)	Cancellation date: January 22, 2019

II.	Redemption of Preferred Securities

MUFG approved redemption of all of the preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is a subsidiary of MUFG on December 4, 2018, and redeemed the Non-dilutive Preferred Securities on January 25, 2019.

An outline of the redeemed Non-dilutive Preferred Securities is as follows.

Issuer	MUFG Capital Finance 7 Limited

Type of securities	JPY-denominated fixed/floating rate non-cumulative preferred securities
The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in January 2019 or thereafter.

Dividends	Dividend Rate 3.60% per annum (Fixed rate until January 2019) Floating rate after January 2019

Issue amount	JPY 222,000,000,000

Issue date	September 2, 2008

Redemption amount	JPY 222,000,000,000

Redemption price	JPY 10,000,000 per preferred security (equal to the issue price)

13.	Additional Information

I.	Acquisition of shares of firm

On October 31, 2018, Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, entered into a Share Sale Deed with Australian financial group Commonwealth Bank of Australia (“CBA”) and its wholly-owned subsidiary Colonial First State Group Limited (the “Seller”) to acquire 100% of the shares in each of nine subsidiaries of the Seller, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management (“CFSGAM”), from the Seller (the “Proposed Transaction”), subject to applicable regulatory and other approvals and certain other conditions.

(1)	Objectives of the transaction

MUFG has stated in the current Medium-Term Business Plan that its Asset Management & Investor Services Business Group aims to become “the unparalleled industry leader in Japan as well as a global player boasting significant presence overseas”. To achieve this goal of becoming a major player in the global asset management market, MUFG has been pursuing growth through inorganic investments, while endeavoring to enhance its asset management capabilities and product competitiveness, with the Trust Bank being the core subsidiary in the Business Group.

CFSGAM is a global asset management group with approximately AUD 210 billion in assets under management (“AuM”) and is currently the third largest asset management group by AuM in Asian markets excluding Japan. CFSGAM offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products.

Through this Proposed Transaction, MUFG expects to be able to meet various client needs by expanding its product lineup and enhancing its presence as the largest asset management firm in the Asia and Oceania region. MUFG aims to work together with CFSGAM to continue delivering value to our current and future clients.

(2)	Name of the Seller in the Proposed Transaction

Colonial First State Group Limited

(3)	Names, business description and scale of the entities to be acquired

(a) Names	Colonial First State Asset Management (Australia) Limited
Colonial First State Infrastructure Holdings Limited
Colonial First State Managed Infrastructure Limited
First State Investment Managers (Asia) Limited
First State Investments (UK Holdings) Limited
First State Investments (US) LLC
Realindex Investments Pty Limited
CFSGAM IP Holdings Pty Limited
CFSGAM Services Pty Ltd

(b) Business description	Asset Management, etc.

(c) Assets under management	Approximately AUD 210 billion (as of December 31, 2017)

(d) Operating income	AUD 343 million (for the fiscal year ended June 30, 2018)

(4)	Expected date of the stock acquisition

MUFG expects to close the Proposed Transaction in the middle of 2019.

(5)	Acquisition price and equity interest after the acquisition

Subject to the satisfaction of conditions precedent (including obtaining necessary regulatory approvals) set out in the Share Sale Deed, the Trust Bank expects to acquire a 100% equity interest in each of the CFSGAM entities for a total acquisition price of approximately AUD 4.0 billion.